UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 6, 2022

COMMISSION FILE NUMBER 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstraße 76
80935 Munich
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 6, 2022, Sono Group N.V. convened the annual general meeting of shareholders to be held on December 21, 2022 and made available to its shareholders certain other materials in connection with such meeting.

Exhibit	Description of Exhibit

99.1	Convening Notice, including Agenda and Explanatory Notes

99.2	Voting Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Laurin Hahn
	Name:	Laurin Hahn
	Title:	Chief Executive Officer and Member of the Management Board

By	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

Date: December 6, 2022